Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Fourth Quarter and Full Year ended December 31, 2020

SHENZHEN, China, February 8, 2021—500.com Limited (NYSE: WBAI) (“500.com,” “the Company,” “we,” “us,” “our company,” or “our”), an online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Announcement of Private Placement, Appointment of New Officers and Exploration of Business Opportunities in the Blockchain and Cryptocurrency Industries

On December 21, 2020, the Company announced that it had entered into a definitive share subscription agreement (the “Agreement”) with Good Luck Information Technology Co., Limited ("Good Luck Information"), a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of the Company (“Class A Shares”).

Pursuant to the Agreement, Good Luck Information will purchase 85,572,963 newly issued Class A Shares for a total purchase price of approximately US$23 million, of which 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by Bitcoin.

Good Luck Information has agreed to subject all the shares it or its affiliate will acquire in the transaction to a contractual lock-up restriction for 180 days after the closing. The closing is expected to take place on or before February 20, 2021, upon satisfaction of customary closing conditions.

Good luck Information is controlled by Mr. Man San Vincent Law, a founder of the Company, who currently holds less than 5% of the Company’s outstanding share capital. Upon closing, Good Luck Information will hold 16.6% of the Company's issued and outstanding ordinary shares.

The Company's Board of Directors (the "Board") has proposed that the Company explore business opportunities in the blockchain and cryptocurrency industries based on some success experience of its associate, Loto Interactive Limited. The Board appointed Mr. Xianfeng Yang as the Chief Executive Officer of the Company, and Mr. Bo Yu as the Chief Operating Officer of the Company, both effective December 21, 2020.

The Company has entered into a definitive purchase agreement with certain non-U.S. persons (the “Sellers”) pursuant to which the Company expects to issue approximately US$14.4 million worth of its Class A Shares as consideration to acquire bitcoin mining machines owned by the Sellers.

The Company has further entered into a definitive purchase agreement (the “Purchase Agreement”) for 5,900 bitcoin mining machines for a total consideration of approximately RMB55.2 million (approximately US$8.5 million). All of the bitcoin mining machines are expected to be delivered in the second quarter of 2021. Concurrently with the Purchase Agreement, the Company has entered into a framework agreement (the “Framework Agreement”), pursuant to which the Company has agreed in principle to purchase up to 10,000 bitcoin mining machines in 2021, subject to availability and certain other conditions. The Company is required to pay a performance bond of RMB2,000 per machine for the first 5,000 machines, or RMB10 million (approximately US$1.5 million) in aggregate. Assuming full delivery of the 15,900 bitcoin mining machines, the Company’s total hash rate will be increased by approximately 1,000 petahashes per second (PH/S).

Subscribe for Shares of Loto Interactive Limited

The Company has entered into a share subscription agreement, pursuant to which it has conditionally agreed to subscribe for 169,354,839 shares of Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”) at a price of HK$0.62 per share for a total consideration of approximately HK$105 million (approximately US$13.5 million) in cash (the “Share Subscription”). The Company currently owns approximately 33.7% of the issued share capital of Loto Interactive. Upon completion of the Share Subscription, the Company expects to own approximately 54.2% of the issued share capital of Loto Interactive, and Loto Interactive is expected to become a subsidiary of the Company.

Annual Report on Form 20-F for the Fiscal Year ended December 31, 2019

The Company filed a Current Report on Form 6-K, or the COVID-19 Relief 6-K, in compliance with and reliance upon the SEC’s Order under Section 36 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, granting Exemptions from Specified Provisions of the Exchange Act and certain Rules thereunder (Release No. 34-88318), dated March 4, 2020, or the Relief Order. The Company relied on the Relief Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, or the 2019 Annual Report, due to circumstances related to COVID-19. Absent the Relief Order, the 2019 Annual Report was due to be filed by April 30, 2020.

The Company was unable to file the 2019 Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19. The Company’s headquarters and operations are located in Shenzhen, China. Following the outbreak of COVID-19, the PRC government introduced temporary travel restrictions and mandatory quarantines aimed at preventing the spread of COVID-19 within China. While some of these restrictions and quarantines were relaxed in certain areas, the Company took pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for employees that traveled from other regions within China before they were allowed to report to the Company’s offices. As of April 29, 2020, the date of the COVID-19 Relief 6-K, Friedman LLP, the Company’s former independent registered public accounting firm, had not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19, and the previously reported internal investigation being conducted by King & Wood Mallesons LLP was still in progress. As a result of the foregoing, the Company was unable to timely file its 2019 Annual Report by April 30, 2020. The Company supplemented its 2019 Annual Report with an additional risk factor relating to COVID-19. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition” in the 2019 Annual Report.

The Company filed a Form 12b-25 with the SEC on June 15, 2020 for late filing of its 2019 Annual Report. Absent the Form 12b-25, the 2019 Annual Report was due to be filed by June 15, 2020, pursuant to the COVID-19 Relief 6-K dated April 29, 2020. As of June 15, 2020, the date of the Form 12b-25 filing, the internal investigation being conducted by King & Wood Mallesons LLP was still in progress. Accordingly, the Company was then unable to conclude what impact it may have on the Company’s financial statements and internal control over financial reporting. In addition, Friedman LLP, the Company’s former independent registered public accounting firm, had not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19 and because the abovementioned internal investigation was still in progress.

As of July 1, 2020, the Company was delinquent in filing its 2019 Annual Report with the SEC. Pursuant to the Form 12b-25 filing dated June 15, 2020, the 2019 Annual Report was due to be filed by June 30, 2020. On July 1, 2020, the Company received an expected notice from New York Stock Exchange (“NYSE”) Regulation stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company’s failure to timely file the 2019 Annual Report with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on July 1, 2020 to discuss the status of the 2019 Annual Report, and (b) the Company issued a press release dated July 7, 2020, disclosing the status of the 2019 Annual Report, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2019 Annual Report was not then known. NYSE Regulation notified the Company that the NYSE would closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2019 Annual Report, or December 31, 2020, and that the Company would need to timely file its 2019 Annual Report and any subsequent delayed filings by December 31, 2020.

On September 23, 2020, Friedman LLP resigned as the Company’s auditor. The Company appointed MaloneBailey, LLP on September 27, 2020 to conduct an audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2019 and effectiveness of its internal control as of December 31, 2019, and to re-audit the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018. The Company announced the resignation of Friedman LLP and the appointment of MaloneBailey, LLP in a press release dated September 28, 2020. See “Item 16F. Change in Registrant’s Certifying Accountant” in the 2019 Annual Report.

On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. King & Wood Mallesons LLP presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in the review by King & Wood Mallesons LLP, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from King & Wood Mallesons LLP. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

Once the abovementioned internal investigation was completed, the Company’s financial statements for the fiscal year ended December 31, 2019 were finalized, the re-audit of the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018 was completed, and both the Company and MaloneBailey, LLP completed their assessment of the Company’s internal control over financial reporting as of December 31, 2019, the Company successfully filed its 2019 Annual Report on December 11, 2020.

Fourth Quarter 2020 Highlights

•	Net revenues were RMB9.0 million (US$1.4 million), compared with net revenues of RMB6.1 million for the third quarter of 2020, and net revenues of RMB8.6 million for the fourth quarter of 2019.

•	Operating loss was RMB51.4 million (US$7.9 million), compared with operating loss of RMB50.2 million for the third quarter of 2020, and operating loss of RMB307.1 million for the fourth quarter of 2019.

•	Non-GAAP[1] operating loss was RMB32.4 million (US$5.0 million), compared with non-GAAP operating loss of RMB37.6 million for the third quarter of 2020, and non-GAAP operating loss of RMB68.5 million for the fourth quarter of 2019.

•	Net loss attributable to 500.com was RMB56.1 million (US$8.6 million), compared with net loss attributable to 500.com of RMB44.0 million for the third quarter of 2020, and net loss attributable to 500.com of RMB322.7 million for the fourth quarter of 2019.

•	Non-GAAP net loss attributable to 500.com was RMB37.5 million (US$5.7 million), compared with non-GAAP net loss attributable to 500.com of RMB31.6 million for the third quarter of 2020, and non-GAAP net loss attributable to 500.com of RMB69.4 million for the fourth quarter of 2019.

•	Basic and diluted losses per ADS were RMB1.30 (US$0.20).

•	Non-GAAP basic and diluted losses per ADS were RMB0.87 (US$0.13).

Full Year 2020 Highlights

•	Net revenues were RMB21.8 million (US$3.3 million), compared with net revenues of RMB39.7 million for full year 2019.

•	Operating loss was RMB190.8 million (US$29.2 million), compared with operating loss of RMB642.8 million for full year 2019.

•	Non-GAAP operating loss was RMB135.4 million (US$20.8 million), compared with non-GAAP operating loss of RMB252.0 million for full year 2019.

•	Net loss attributable to 500.com was RMB223.2 million (US$34.2 million), compared with net loss attributable to 500.com of RMB651.3 million for full year 2019.

•	Non-GAAP net loss attributable to 500.com was RMB138.5 million (US$21.2 million), compared with non-GAAP net loss attributable to 500.com of RMB245.7 million for full year 2019.

•	Basic and diluted losses per ADS were RMB5.19 (US$0.80).

•	Non-GAAP basic and diluted losses per ADS were RMB3.22 (US$0.49)

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of acquired intangible assets, impairment of goodwill, impairment of long-term investments and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues were RMB9.0 million (US$1.4 million) for the fourth quarter of 2020, representing a slight increase of RMB0.4 million or 4.7% from RMB8.6 million for the fourth quarter of 2019 and an increase of RMB2.9 million or 47.5% from RMB6.1 million for the third quarter of 2020. Net revenues during the fourth quarter of 2020 primarily consisted of RMB5.6 million (EUR0.7 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 62.2% of total net revenues. The sequential increase was mainly attributable to an increase of RMB2.3 million in revenue contribution from TMG, and an increase of RMB0.6 million in sports information services in China that have been provided since early 2020.

Operating Expenses

Operating expenses were RMB60.9 million (US$9.3 million) for the fourth quarter of 2020, representing a decrease of RMB31.6 million or 34.2% from RMB92.5 million for the fourth quarter of 2019, and an increase of RMB4.7 million or 8.4% from RMB56.2 million for the third quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB13.7 million in bad debt provision of receivables, a decrease of RMB11.0 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen and amortization associated with full impairment of acquired intangible assets in 2019, a decrease of RMB6.1 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and the termination of office leases in Hong Kong and Japan due to closure of subsidiaries’ local offices , a decrease of RMB4.9 million in expenses for employees as a result of decrease in headcount, a decrease of RMB1.2 million in travelling expenses, and a decrease of RMB1.1 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, which were partially offset by an increase of RMB3.9 million in share-based compensation expenses associated with share options granted to the Company’s employees and an increase of RMB3.6 million in consulting expenses. The sequential increase was mainly due to an increase of RMB11.7 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen in August 2020, which led to a reversal of accrued rental expenses in prior years during the third quarter of 2020, an increase of RMB10.1 million in expenses for employees, an increase of RMB6.4 million in share-based compensation expenses associated with share options granted to the Company’s employees, and an increase of RMB1.0 million in lottery insurance costs for TMG, which were partially offset by a decrease of RMB23.2 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen and a decrease of RMB1.2 million for bad debt provision of receivables.

Cost of services was RMB4.4 million (US$0.7 million) for the fourth quarter of 2020, representing a decrease of RMB7.8 million or 63.9% from RMB12.2 million for the fourth quarter of 2019, and a slight increase of RMB0.6 million or 15.8% from RMB3.8 million for the third quarter of 2020. The year-over-year decrease was mainly attributable to a decrease of RMB6.9 million in amortization mainly associated with full impairment of acquired intangible assets in 2019. The sequential increase was mainly attributable to an increase of RMB1.0 million in lottery insurance costs for TMG.

Sales and marketing expenses were RMB4.6 million (US$0.7 million) for the fourth quarter of 2020, representing a decrease of RMB4.5 million or 49.5% from RMB9.1 million for the fourth quarter of 2019, and a slight increase of RMB0.4 million or 9.5% from RMB4.2 million for the third quarter of 2020. The year-over-year decrease was mainly attributable to a decrease of RMB2.1 million in expenses for employees, a decrease of RMB1.1 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, and a decrease of RMB0.7 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential increase was mainly due to an increase of RMB1.3 million in expenses for employees, which was partially offset by a decrease of RMB1.1 million in share-based compensation expenses associated with share options granted to the Company’s employees.

General and administrative expenses were RMB40.9 million (US$6.3 million) for the fourth quarter of 2020, representing a decrease of RMB18.4 million or 31.0% from RMB59.3 million for the fourth quarter of 2019, and a decrease of RMB5.5 million or 11.9% from RMB46.4 million for the third quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB13.7 million in bad debt provision of receivables, a decrease of RMB4.6 million in expenses for employees as a result of decrease in headcount, a decrease of RMB4.2 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen, a decrease of RMB4.0 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and the termination of office leases in Hong Kong and Japan due to closure of subsidiaries’ local offices, and a decrease of RMB0.9 million in travelling expenses, which were partially offset by an increase of RMB5.4 million in share-based compensation expenses associated with share options granted to the Company’s employees and an increase of RMB3.7 million in consulting expenses. The sequential decrease was mainly due to a decrease of RMB23.3 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen and a decrease of RMB1.2 million for bad debt provision of receivables, which were partially offset by an increase of RMB8.9 million in share-based compensation expenses associated with share options granted to the Company’s employees, an increase of RMB5.8 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen in August 2020, which led to a reversal of accrued rental expenses in prior years during the third quarter of 2020, and an increase of RMB4.1 million in expenses for employees.

Service development expenses were RMB11.1 million (US$1.7 million) for the fourth quarter of 2020, representing a decrease of RMB0.8 million or 6.7% from RMB11.9 million for the fourth quarter of 2019, and an increase of RMB9.3 million or 516.7% from RMB1.8 million for the third quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB1.9 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and a decrease of RMB0.8 million in share-based compensation expenses associated with share options granted to the Company’s employees, which were partially offset by an increase of RMB1.8 million in expenses for employees. The sequential increase was mainly due to an increase of RMB6.0 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen in August 2020, which led to a reversal of accrued expenses in prior years during the third quarter of 2020 and an increase of RMB4.7 million in expenses for employees, which were partially offset by a decrease of RMB1.4 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Impairments of Goodwill and Acquired Intangible assets

The impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden between January 2020 and September 2020.

Impairment of goodwill and acquired intangible assets were RMB41.6 million and RMB181.8 million, respectively, for the fourth quarter of 2019. There was no additional impairment of goodwill and acquired intangible assets for the third and fourth quarters of 2020 as the related goodwill and intangible assets were fully impaired as of December 31, 2019.

Operating Loss

Operating loss was RMB51.4 million (US$7.9 million) for the fourth quarter of 2020, compared with operating loss of RMB307.1 million for the fourth quarter of 2019, and operating loss of RMB50.2 million for the third quarter of 2020. The year-over-year decrease was mainly due to (i) an impairment provision of RMB41.6 million provided for goodwill, and an impairment provision of RMB181.8 million provided for acquired intangible assets, during the fourth quarter of 2019, while there was no such impairment during the fourth quarter of 2020, and (ii) a decrease of RMB31.6 million in operating expenses due to cost reduction measures implemented by management. The sequential increase was not material.

Non-GAAP operating loss was RMB32.4 million (US$5.0 million) for the fourth quarter of 2020, compared with non-GAAP operating loss of RMB68.5 million for the fourth quarter of 2019, and non-GAAP operating loss of RMB37.6 million for the third quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB35.5 million in Non-GAAP operating expenses due to cost reduction measures implemented by management. The sequential decrease was mainly attributable to an increase of RMB2.9 million in revenue and a decrease of RMB1.7 million in Non-GAAP operating expenses.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB56.1 million (US$8.6 million) for the fourth quarter of 2020, compared with net loss attributable to 500.com of RMB322.7 million for the fourth quarter of 2019, and net loss attributable to 500.com of RMB44.0 million for the third quarter of 2020. The year-over-year decrease was mainly due to (i) an impairment provision of RMB41.6 million provided for goodwill, and an impairment provision of RMB181.8 million provided for acquired intangible assets, during the fourth quarter of 2019, while there was no such impairment during the fourth quarter of 2020, (ii) a decrease of RMB31.6 million in operating expenses due to cost reduction measures implemented by management, (iii) a decrease of RMB22.4 million in impairment of equity investments, and (iv) a decrease of RMB7.0 million in deferred tax benefit relating to valuation allowance. The sequential increase was mainly due to an increase of RMB4.7 million in operating expenses, and (ii) an increase of RMB11.5 million in losses from equity method investments, which were partially offset by an increase of RMB2.9 million in revenue.

Non-GAAP net loss attributable to 500.com was RMB37.5 million (US$5.7 million) for the fourth quarter of 2020, compared with non-GAAP net loss attributable to 500.com of RMB69.4 million for the fourth quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB31.6 million for the third quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB35.5 million in Non-GAAP operating expenses due to cost reduction measures implemented by management. The sequential increase was mainly attributable to an increase of RMB11.5 million in losses from equity method investments, which were partially offset by an increase of RMB2.9 million in revenue and a decrease of RMB1.7 million in Non-GAAP operating expenses.

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of December 31, 2020, the Company had cash and cash equivalents of RMB308.7 million (US$47.3 million) and restricted cash2 of RMB3.8 million (US$0.6 million), compared with cash and cash equivalents of RMB278.4 million, restricted cash of RMB2.4 million, time deposits3 of RMB0.2 million and short-term investments4 of RMB50.0 million as of September 30, 2020.

Prepayments and Other Current Assets

As of December 31, 2020, the balance of prepayment and other current assets was RMB23.0 million (US$3.5 million), compared with RMB23.5 million as of September 30, 2020. The balance as of December 31, 2020 mainly included: (i) the current portion of deferred expenses of RMB2.9 million (US$0.4 million); (ii) receivables from third party payment providers of RMB2.3 million (US$0.4 million); (iii) deposit receivables of RMB0.6 million (US$0.1 million); (iv) deductible value added input tax of RMB11.6 million (US$1.8 million); and (v) other receivables of RMB5.6 million (US$0.8 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in merchant banks yet to be withdrawn.

3 Time deposit represents deposits in commercial banks with original maturities of greater than three months but less than a year.

4 Short-term investment represents investments in structured financial products provided by financial institutions in the PRC with an initial maturity of six months.

Business Outlook

The Company does not expect to issue any earnings forecast at present.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5250 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020, and all translations from Renminbi to Euros were made at the exchange rate of RMB7.9065 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2020.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. Most recently, 500.com is actively developing its block-chain related business.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	361,220	308,676	47,307
Restricted cash	4,576	3,829	587
Time deposits	23,849	-	-
Amounts due from related parties	10,401	368	56
Prepayments and other current assets	30,280	22,980	3,522
Total current assets	430,326	335,853	51,472

Non-current assets:
Property and equipment, net	64,112	19,779	3,031
Intangible assets, net	4,505	2,398	368
Deposits	5,388	1,480	227
Long-term investments	152,954	99,972	15,321
Right-of-use assets	36,607	9,327	1,429
Other non-current assets	1,887	1,664	255
Total non-current assets	265,453	134,620	20,631

TOTAL ASSETS	695,779	470,473	72,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	6,879	13,401	2,054
Accrued expenses and other current liabilities	51,398	55,960	8,577
Income tax payable	2,213	549	84
Operating lease liabilities - current	16,672	3,710	569
Total current liabilities	77,162	73,620	11,284

Non-current liabilities:
Long-term payables	2,965	526	81
Deferred tax liabilities	59	-	-
Operating lease liabilities - non-current	31,675	5,807	890
Total non-current liabilities	34,699	6,333	971

TOTAL LIABILITIES	111,861	79,953	12,255

Redeemable noncontrolling interest	14,849	-	-

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 420,001,792 and 430,127,692 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively	145	148	22
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 10,000,099 and 99 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively	6	3	-
Additional paid-in capital	2,547,293	2,602,883	398,909
Treasury shares	(143,780)	(143,780)	(22,035)
Accumulated deficit	(1,960,692)	(2,183,918)	(334,700)
Accumulated other comprehensive income	141,484	128,441	19,684
Total 500.com Limited shareholders’ equity	584,456	403,777	61,880
Noncontrolling interests	(15,387)	(13,257)	(2,032)
Total shareholders' equity	569,069	390,520	59,848

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	695,779	470,473	72,103

500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	8,585	6,145	8,958	1,373	39,688	21,815	3,343

Operating costs and expenses:
Cost of services	(12,214)	(3,824)	(4,350)	(667)	(59,410)	(16,774)	(2,571)
Sales and marketing expenses	(9,133)	(4,158)	(4,550)	(697)	(42,445)	(16,748)	(2,567)
General and administrative expenses	(59,261)	(46,401)	(40,891)	(6,267)	(223,758)	(152,541)	(23,378)
Service development expenses	(11,930)	(1,840)	(11,145)	(1,708)	(48,614)	(30,201)	(4,629)
Total operating expenses	(92,538)	(56,223)	(60,936)	(9,339)	(374,227)	(216,264)	(33,145)
Other operating income	840	487	487	75	6,788	5,518	846
Government grant	218	246	304	47	3,504	891	137
Other operating expenses	(740)	(892)	(254)	(39)	(6,995)	(2,752)	(422)
Impairment of intangible assets	(181,845)	-	-	-	(181,845)	-	-
Impairment of goodwill	(41,618)	-	-	-	(129,752)	-	-
Operating loss	(307,098)	(50,237)	(51,441)	(7,883)	(642,839)	(190,792)	(29,241)
Other income (expenses), net	67	(2)	9	1	455	748	115
Interest income	3,042	2,225	1,923	295	13,448	9,093	1,394
(Loss) income from equity method investments	(3,029)	4,338	(7,156)	(1,097)	(10,639)	(10,798)	(1,655)
Impairment of long-term investments	(22,353)	249	456	70	(22,353)	(33,001)	(5,058)
Loss before income tax	(329,371)	(43,427)	(56,209)	(8,614)	(661,928)	(224,750)	(34,445)
Income tax benefit	6,972	-	1	-	7,642	3,654	560
Net loss	(322,399)	(43,427)	(56,208)	(8,614)	(654,286)	(221,096)	(33,885)
Less: Net income (loss) attributable to noncontrolling interests	347	546	(101)	(15)	(3,018)	2,130	326
Net loss attributable to 500.com Limited	(322,746)	(43,973)	(56,107)	(8,599)	(651,268)	(223,226)	(34,211)
Other comprehensive loss
Changes in unrealized (loss) gain	(3,986)	739	16	2	(3,986)	(1,218)	(187)
Foreign currency translation (loss) gain	(2,777)	(7,661)	(7,853)	(1,204)	6,408	(11,825)	(1,812)
Other comprehensive (loss) income, net of tax	(6,763)	(6,922)	(7,837)	(1,202)	2,422	(13,043)	(1,999)
Comprehensive loss	(329,162)	(50,349)	(64,045)	(9,816)	(651,864)	(234,139)	(35,884)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(979)	546	(101)	(15)	(4,344)	2,130	326
Comprehensive loss attributable to 500.com Limited	(328,183)	(50,895)	(63,944)	(9,801)	(647,520)	(236,269)	(36,210)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	429,982,761	430,014,891	430,018,184	430,018,184	428,586,305	430,011,263	430,011,263
Diluted	429,982,761	430,014,891	430,018,184	430,018,184	428,586,305	430,011,263	430,011,263

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss	(0.75)	(0.10)	(0.13)	(0.02)	(1.52)	(0.52)	(0.08)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss	(7.51)	(1.02)	(1.30)	(0.20)	(15.20)	(5.19)	(0.80)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Operating loss from continuing operations	(307,098)	(50,237)	(51,441)	(7,883)	(642,839)	(190,792)	(29,241)
Adjustment for share-based compensation expenses	15,181	12,626	19,046	2,919	79,275	55,424	8,494
Adjustment for Impairment of intangible assets	181,845	-	-	-	181,845	-	-
Adjustment for impairment of goodwill	41,618	-	-	-	129,752	-	-
Adjusted operating loss from continuing operations (non-GAAP)	(68,454)	(37,611)	(32,395)	(4,964)	(251,967)	(135,368)	(20,747)

Net loss attributable to 500.com Limited	(322,746)	(43,973)	(56,107)	(8,599)	(651,268)	(223,226)	(34,211)
Adjustment for share-based compensation expenses	15,181	12,626	19,046	2,919	79,275	55,424	8,494
Adjustment for Impairment of intangible assets	181,845	-	-	-	181,845	-	-
Adjustment for impairment of goodwill	41,618	-	-	-	129,752	-	-
Adjustment for Impairment of long-term investments	22,353	(249)	(456)	(70)	22,353	33,001	5,058
Adjustment for deferred tax benefit relating to valuation allowance	(7,669)	-	-	-	(7,669)	(3,659)	(561)
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(69,418)	(31,596)	(37,517)	(5,750)	(245,712)	(138,460)	(21,220)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	429,982,761	430,014,891	430,018,184	430,018,184	428,586,305	430,011,263	430,011,263
Diluted	429,982,761	430,014,891	430,018,184	430,018,184	428,586,305	430,011,263	430,011,263

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(0.16)	(0.07)	(0.09)	(0.01)	(0.57)	(0.32)	(0.05)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(1.61)	(0.73)	(0.87)	(0.13)	(5.73)	(3.22)	(0.49)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.